

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 26, 2008

Mr. Richard N. Grubb
Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pa 19355-2143

> **RE:** **Vishay Intertechnology, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-07416**

Dear Mr. Grubb:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief